Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
(412) 373-7200
March 11, 2009
Via EDGAR and Overnight Mail
Christian Windsor, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop — 4561
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Windsor:
In response to your comment letter dated February 25, 2009, we have reviewed your comments regarding the Form 10-K for the fiscal year ended June 30, 2008, the Form 10-Q for the quarterly period ended December 31, 2008 and the Schedule 14A filed in September 2008. For you convenience, we first restate your comment in italics and then provide our response:
Form 10K for the fiscal Year Ended June 30, 2008
Managements Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Judgments, page 39
Notes to the Consolidated Financial Statements, Significant Accounting Policies, page 48
Comment 1: Please tell us and revise future filings to disclose your methodology for determining the impairment status of each class of security in Managements Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Judgments and in the Notes to Consolidated Financial Statements, Significant Accounting Policies. Please also tell us whether that methodology has changed, and what authoritative guidance you relied on in developing your policy.
Our methodology has remained consistent from June 30, 2008 through December 31, 2008. We intend to enhance disclosures in future filings as follows.
Critical Accounting Policies and Judgments
Investment securities available for sale: Available for sale securities consist of common equities and preferred equities. Each of these classes of securities is reviewed on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, including any specific events which may

Securities and Exchange Commission
March 11, 2009

influence the operations of the issuer, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market. In addition, the risk of future other-than-temporary impairment may be influenced by reduced or elimination of dividends, a prolonged recession in the U.S. economy and additional declines in real estate values. Management’s assessments of the likelihood and potential for recovery in value of equity securities are subjective and based on sensitive assumptions.
Investment securities held to maturity: Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in writedowns of the individual securities. Held to maturity securities consists of trust preferred securities, U.S. government and agency obligations, municipal obligations and corporate debt.
Our trust preferred securities and trust preferred collateralized debt obligations are measured for other-than-temporary impairment within the scope of EITF 99-20 “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” and Financial Accounting Standards Board Staff Positions (“FSP”) EITF 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” by determining whether it is probable that an adverse change in estimated cash flows has occurred. Factors impacting cash flows include terms of the structure, the priorities of the tranches, the over collateralization and interest coverage tests, events of default and liquidation. Management’s estimates of cash flows and discount rates used to calculate fair values of pooled trust-preferred securities are based on sensitive assumptions, and use of different assumptions could result in calculations of fair values that would be substantially different than the amounts calculated by management. There is a risk that subsequent quarterly reviews could result in Parkvale recording other-than temporary impairment charges in the future.
U.S. government and agency obligations, municipal obligations and corporate debt are measured for other-than-temporary impairment within the scope of FSP EITF 115-1 and Financial Accounting Standard (“FAS”) 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. Impairment indicators include, but are not limited to, a significant deterioration in the earnings performance, credit rating, asset quality or business prospects of the investee, a significant adverse change in the regulatory, economic or technological environment of the investee, a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates, a bona fide offer to purchase (whether solicited or unsolicited), an offer by the investee to sell, a completed auction process for the same or similar security for an amount less than the cost of the investment, and factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

Securities and Exchange Commission
March 11, 2009

Notes to the Consolidated Financial Statements,
Note A — Significant Accounting Policies, page 48
Investment Securities Available for Sale
     Investment securities available for sale consist primarily of equity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders’ equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The FHLB of Pittsburgh stock is a restricted equity security that does not have a readily determinable fair value. The FHLB requires member institutions to maintain a minimum level of stock ownership based on a percentage of residential mortgages, subject to periodic redemption at par if the stock owned is over the minimum requirement. As such, FHLB stock is recorded at cost with no unrealized gains or losses as an investment available for sale. No securities have been classified as trading.
Investment Securities Held to Maturity
     Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.
Other-than Temporary Impairments
     Periodically, all available-for-sale and held to maturity securities are evaluated for other than temporary impairment in accordance with Statement of Accounting Standard (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, FAS No. 115-1 and 124, The meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, EITF No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets EITF 99-20, EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 FSP EITF 99-20-1 and SEC Staff Accounting Bulletin No. 59, which has been codified as SAB Topic 5.M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities (“SAB 59”).
Declines in the fair value of available-for-sale and held-to-maturity securities that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, the risk of future other-than-temporary impairment may be influenced by reduced or elimination of dividends, interest deferrals, a prolonged recession in the U.S. economy and additional declines in real estate values.

Securities and Exchange Commission
March 11, 2009

Notes to the Consolidated Financial Statements,
Note B — Investment Securities, page 56
Comment 2: Regarding your collateralized mortgage obligations, please revise future filings to include the nature and type of assets underlying these securities, for example, the types of loans (sub-prime, Alt-A or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities including changes or potential changes to those ratings. Please include your revised disclosure in your response.
Mortgage-backed securities and CMOs are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral. All of the fiscal 2008 CMO purchases and the entire CMO portfolio are backed by “prime” mortgage residential loans, which generally include loans in excess of GSE conforming loan amounts at the date of origination. While there are no sub-prime or home equity loans in any of the CMO pools, approximately 64% of the loans supporting the obligations contained an interest only feature at origination. All pools held by the Bank were rated AAA when purchased.
The chart below summarizes the non-agency CMOs, which were included in the reported balances of collateralized mortgage obligations of $182.0 million with a fair value of $176.4 million, with reported balances as of June 30, 2008 as follows:

Year originated	Book Value	Fair Value
	(Dollars In 000’s)
2003	$21,432	$20,745
2004	27,271	26,529
2005	84,318	82,281
2006	28,736	26,784
2007	—	—
2008	18,446	18,336

	$180,203	$174,675
Through June 30, 2008, all of the CMO investments remained AAA rated with the exception of one security originated in 2006 with a book value of $9.5 million that was downgraded to A. (Through December 31, 2008, all of the CMO investments remained AAA rated with the exception of three securities originated in 2006 with a book value of $21.9 million that were downgraded to A ($12.7 million) and BB ($9.2 million). The security rated BB utilized alternative documentation loans.) All of the above securities have made expected payments on a timely basis and have not experienced any principal writedowns to date.

Securities and Exchange Commission
March 11, 2009

While it is impracticable to predict, future downgrades are possible if the current housing crisis continues. In future filings, we intend to expand the Notes to include the above data along with additional explanations to define the components as outlined above.
Form 10-Q for the Quarterly Period Ended December 31, 2008
Notes to the Unaudited Interim Consolidated Financial Statements Investments, Page 10
Comment 3: We note your discussion of unrealized losses greater than one year on pages 10 and 11. We are unclear why you did not include a discussion of the unrealized losses associated with the preferred stocks, include the GSE’s category. In order for us to fully evaluate and understand the kind of specific holdings you have in this category and the unrealized losses associated with them, please provide the following:
•	a table or schedule detailing the name of the security, date acquired, initial cost, current fair value and associated unrealized loss

•	a textual discussion of each major type of security or individual security (if significant or if the security is unique in terms, features or performance) detailing why you believed an other than temporary impairment was not appropriate at December 31, 2008 and June 30, 2008, respectively and

•	the authoritative guidance you relied upon in making this determination: and

•	revise future filings to more fully discuss the unrealized losses associated with these as you have done with other available for sale securities as noted above.
The following is the requested information of the unrealized losses associated with preferred stocks, including GSEs, as of December 31, 2008:
(Dollars in 000’s,
except share amounts)

					FAS 115
				Amortized	Unrealized	Market
Date Purchased	Shares	Equity securities	Market	Cost	(Loss)	Value
07-Jun-05	42,000	FHLMC Series M Pfd	$0.40	$153	$(136)	$17
12-Sep-07	50,000	FHLMC Series S Pfd	0.39	82	(63)	19
18-May-07	182,500	Bank of America ML Pfd	11.50	4,595	(2,496)	2,099
20-Nov-07	200,000	Bank of America Pfd	20.25	5,000	(950)	4,050

				$9,830	$(3,645)	$6,185

We stated on page 10 of our December 31, 2008 Form 10-Q that ”Investments in FHLMC preferred stock Series M and S recognized writedowns during the September and June 2008 quarters.” This reference is to the “preferred stocks, including GSEs” category. In prior filings, the writedowns recorded on the FHLMC preferred stocks included $1,441 thousand in June 2008 and $2,585 thousand in September 2008 to adjust the amortized cost to fair value at the respective dates. Additional price declines in the December 2008 quarter aggregating $199 thousand were considered temporary due to the volatility in December 2008 of FHLMC preferred stock prices. Parkvale believes that FHLMC will remain a viable entity as part of the economic recovery plan.

Securities and Exchange Commission
March 11, 2009

The investments in Bank of America preferred stocks are redeemable at a par price of $25 per share and continue to pay regular dividends on a timely basis. Bank of America was the recipient of an investment in preferred stock from the United States Treasury and has paid the required dividend on all preferred shares through February 17, 2009. The market price of $11.50 on the stock originally issued by Merrill Lynch is reflective of the 4% rate currently payable on this adjustable rate security. Bank of America is expected to have the ability to make future dividend payments on a timely basis.
The guidance that was used to determine impairment is SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities SFAS 115, SFAS No. 115-1 and 124, The meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In future filings, the intention is to enhance these disclosures to clarify the amount of all significant components by identified securities.
Comment 4: We noted your tabular presentation of held to maturity investments detailing the greater than 12 months of unrealized losses for by investment category. We further note your disclosures that the pooled trust preferred securities relate to 13 pooled trust preferred securities aggregating $58,647,000, representing $36,861,000 of fair value with $21,786,000 of unrealized losses. In addition, you state that individual trust preferred securities unrealized losses relate to four individual securities aggregating $6,137,000, representing $4,055,000 of fair value with $2,082,000 of unrealized losses. While we recognize your disclosures regarding the initial average investment grade rating of “A” and your belief that you have the intent and ability to hold not withstanding the lack of liquidity impacting market price indications, please tell us the unrealized loss for each security as of June 30, 2008 and for each subsequent period up to December 31, 2008 and your full impairment analysis by security which should include the following:
•	the specific issuer and name of security held

•	for each security, clearly distinguish the type of underlying issuer (i.e. community banks, thrifts, insurance companies or REITS)

•	the initial and current credit rating, as applicable

•	the severity and duration of each unrealized loss and

•	how you considered the financial condition and near term prospects of each issuer, including any specific events which may have existed or occurred previously which influenced your decision not to record an other-than-temporary impairment.
Additionally, please tell us if there has been any events subsequent to the filing of your most recent form 10-Q that has changed your conclusion that an other-than-temporary impairment does not exist.

Securities and Exchange Commission
March 11, 2009

The following table lists each trust preferred security with unrealized losses as of June 30, 2008, September 30, 2008 and December 31, 2008, along with related investment ratings. Each of these securities are evaluated at the tranche(s) owned by Parkvale and are projected to generate sufficient cash flow to pay interest and principal in full at or prior to maturity.
PARKVALE BANK
Trust preferred securities with unrealized losses over one year as of December 31, 2008
(Dollars in 000’s)

				Unrealized (depreciation)			Moody	S&P	Fitch	Moody	S&P	Fitch
		Book	Market				Current Ratings			Ratings at
Maturity	Description	Value	Value	June-08	Sep-08	Dec-08	at 12/31/08			Initial Purchase
	Pooled Trust Preferred Securities

11 15 2032	TPREF 2 -- Mezzanine (X)	$5,000	$2,847	$(2,025)	$(1,828)	$(2,153)	Ba3	NR	A-	A1	NR	A-
11 5 2033	I-PRETSL 3 B1 (V)	4,803	4,248	(644)	(510)	(555)	A3	A-	A-	A3	A-	A-
5 24 2034	TRAPEZA 4A C1 (Z)	4,930	3,181	(800)	(792)	(1,749)	Ca	NR	A	A2	NR	A
12 23 2035	ALESCO 8A C1	5,000	3,415	(1,462)	(1,406)	(1,585)	Baa1	NR	A	A2	NR	A
2 5 2036	TABERNA 3A C1 (X)(W) (Z)	5,000	2,540	(2,618)	(2,221)	(2,460)	NR	NR	BB	NR	A	A
9 23 2036	ALESCO 10A C1 (Y)	4,305	2,617	(1,265)	(1,205)	(1,688)	Baa1	NR	A-	A3	NR	A-
12 23 2036	ALESCO 11A C1 (Y)	4,618	2,929	(1,315)	(1,243)	(1,689)	Baa1	NR	A-	A3	NR	A-
7 15 2037	ALESCO 12A C1 (X)	4,504	2,940	(1,236)	(1,029)	(1,564)	Baa2	NR	A-	A3	NR	A-
9 23 2037	ALESCO 13A C1 (Y)	3,034	1,744	(821)	(784)	(1,290)	A3	NR	A-	A3	NR	A-
12 23 2037	ALESCO 15A D (Z)	3,000	1,789	(1,336)	(1,221)	(1,211)	NR	NR	BBB	NR	NR	BBB
3 23 2038	ALESCO 16A D (Y)	1,816	957	(692)	(673)	(859)	NR	NR	BBB	NR	NR	BBB
11 9 2042	Trapeza 2007-13A E (Y)	3,038	1,576	(1,022)	(881)	(1,462)	NR	NR	BBB	NR	NR	BBB
11 9 2042	Trapeza 2007-13A D	4,600	3,210	(1,082)	(923)	(1,390)	NR	NR	A-	NR	NR	A-
7 10 2043	US CAPITAL 6 C1	5,000	2,868	(1,573)	(1,486)	(2,132)	NR	NR	BBB	NR	NR	BBB

	Pooled TPS	58,647	36,861	(17,891)	(16,202)	(21,786)

	Individual Trust Prefered Securities

1 15 2027	Bank of America Capital 3	921	530	(129)	(176)	(391)	Aa2	A+	AA-	Aa3	A	A+

1 15 2027	Nationsbank Cap. 3 (Bank of America)	1,965	915	(397)	(555)	(1,050)	Aa2	A+	AA-	Aa2	A-	AA-

2 15 2027	Corestates Capital (Wells Fargo)	2,751	2,192	(486)	(428)	(559)	A1	A+	A+	A2	A-	A

3 31 2032	BBC Capital Trust 2 BBXT $25 PAR	500	418	(219)	(280)	(82)	NR	NR	NR	NR	NR	NR

	Individual TPS	6,137	4,055	(1,231)	(1,439)	(2,082)
_________________
V = is backed 100% by insurance issuers.
W = is backed 100% by real estate investment trusts.
X = As of June 30, 2008, unrealized loss positions were over 12 months.
Y = Interest payments were deferred and capitalized as permitted by the debt instrument.
Z = Interest payments were deferred. Parkvale elected to treat this as a non-accrual investment and has not capitalized the deferred payments.
Trust-preferred securities are very long-term (usually 30-year maturity) instruments with characteristics of both debt and equity, mainly issued by banks. Most of the Corporation’s investments in trust-preferred securities are of pooled issues, each made up

Securities and Exchange Commission
March 11, 2009

of 30 or more companies with geographic and size diversification. Unless otherwise noted, almost all of the Corporation’s pooled trust-preferred securities are substantially secured by bank and thrift holding companies (approximately 85%) and by insurance companies (approximately 15%.) Management believes trust-preferred valuations have been negatively affected by concerns that the underlying banks and other companies may have significant exposure to losses from sub-prime mortgages, defaulted collateralized debt obligations or other concerns.
Many of the Corporation’s pooled trust-preferred securities were downgraded by Moody’s during 2008, with securities with a total fair value of $16,058,000 at December 31, 2008 falling to ratings of less than investment grade. Further, Moody’s and Fitch have placed many of the pooled trust-preferred securities on “Ratings Watch Negative,” meaning that an initial or further downgrade may be possible in the foreseeable future. In 2008, some of the issuers of trust-preferred securities that are included in the Corporation’s pooled investments have elected to defer payment of interest on these obligations (trust-preferred securities typically permit deferral of quarterly interest payments for up to five years), and some issuers have defaulted. Trust-preferred securities are structured so that the issuers pay more interest into the trusts than would be required for pass through to the investors in the rated notes (such as the Corporation), with the excess used to cover administrative and other expenses, and to provide a cushion for some protection against the risk of loss for investors in the rated notes.
Parkvale evaluated each of the above securities at June 30, September 30 and December 31 and reviewed the effect of payment deferrals or defaults as well as deal structure and cash flow coverage to assess the possibility that defaults could lead to impairment. Statistics are maintained to monitor delinquent issuers by deal with underlying issuers evaluated for the possibility of default or continuing deferrals. All periodic reports issued by the trustees or the underwriting sponsors are reviewed to identify possible payment problems in advance of the expected due dates. Based on discounted cash flow projections, all securities are expected to make payments in full prior to maturity.
For the pooled trust-preferred securities, the present value determined on that basis had not declined from management’s previous assumptions used to determine book value, and accordingly, impairment was deemed temporary. Management’s estimates of cash flows used to evaluate other-than-temporary impairment of pooled trust-preferred securities were based on sensitive assumptions regarding the timing and amounts of defaults that may occur, and changes in those assumptions could produce different conclusions for each security.
In addition to the unrealized losses discussed above, an additional pooled TPS issued by U.S. Capital with a book value of $5 million deferred their January 2009 interest payment of $85,000, and this investment is under review for impairment consideration during the March 2009 quarter. The rating agencies are continually updating their ratings, but as of March 9, 2009, the trust preferred securities shown in the preceding table retained the above ratings, except Taberna, which was recently downgraded by Fitch to a C rating.

Securities and Exchange Commission
March 11, 2009

Goodwill and Market Valuation, page 12
Comment 5: It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. Please advise us whether you have performed an interim impairment test in each these periods. If not, please explain how you analyzed the difference to conclude to trade at a range of 50% to 55% of book value as indicated on page 12 of this filing. Tell us how you consider a possible impairment in the later half of your fiscal year when you mention that an impairment charge may be possible in future quarters if the financial markets remain under stress through June 2009. We are unclear as to whether or not you are implying that you would not recognize an impairment charge until June 2009 under any circumstance or if you are implying a possible different outcome. As a related matter, please tell us under what circumstances you would recognize an accelerated impairment should your stock price continue to deteriorate in the near term. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment.
SFAS 142, “Goodwill and Other Intangible Assets” (“FAS 142”), paragraph 28 states goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Management considered the requirements of paragraph 28 at September 30th and December 31st which were subsequent to our annual impairment test, which was performed as of June 30, 2008. Management reviewed the list of examples of events or circumstances, which could trigger an interim impairment test as set forth in paragraph 28 as well as other considerations and concluded that an interim impairment test was not required.
The trading prices of Parkvale stock during the last half of calendar 2008 were very volatile with a high of $24.60, a low of $10.54, an average of $17.77 and a closing price of $12.42. The decline in market prices in the December quarter was reflective of a flight to safety by many investors and tax related selling in high volumes without regard for the sales prices, which were likely sales by institutional investors with the need to raise cash to satisfy call requirements as well as the significant deterioration in the financial markets, a recession and a near global credit crisis.
FAS 142, paragraph 23 requires that the fair value of the entity be based on an orderly transaction between market participants to sell the unit as a whole. Additionally, the statement identifies that “substantial value” may be derived from the ability to obtain control. Therefore, the current market capitalization of an entity may not fully capture the fair value of the reporting unit as a whole.

Securities and Exchange Commission
March 11, 2009

Management believes that Parkvale has a valuable franchise in the Greater Pittsburgh market that would be coveted by many larger banks interested in expanding their franchise into this market. The branch network is considered good and generates significant deposits within its market territories without relying upon brokered deposits. Parkvale historically has been a well-run, well-capitalized institution with an overall “1” rating by its banking regulators (the FDIC and the Pennsylvania Department of Banking).
Although an interim impairment test was not performed as of September 30th and December 31st, management did consider the value of the control premium inherent at June 30, 2008 and whether or not changes in the market had eroded that value at the subsequent balance sheet dates. Management reviewed a research report on Parkvale issued by an unaffiliated investment banking firm on September 17, 2008. In addition, management reviewed a data report provided by another unaffiliated investment banking firm on November 19, 2008 that summarized the US Bank and Thrift deals announced from August 1 to mid November 2008. These reports supported management’s belief that value still remained within the control premium based on recent comparable transactions.
The wording included in the December 2008 Form 10-Q “If the financial markets remain under stress through June 2009 and if Parkvale stock continues to trade at a range of 50% to 55% of book value, a goodwill impairment charge is possible in a future quarter.” was intended to serve as an early warning disclosure of the potential for a future charge to earnings if an interim impairment test was required and if the test showed that goodwill was indeed impaired. The disclosure was not intended to imply that a goodwill impairment charge would not be recognized under any circumstance before June 2009.
The Company considers the price decline in its common stock to be temporary, however given the significant deterioration in the financial markets, a recession and a near global credit crisis, and the significant decline in value of Parkvale stock price subsequent to December 31, 2008 and since our last impairment test, management believes that an interim impairment test may be necessary for the period ended March 31, 2009. Parkvale intends to engage an outside expert to determine the fair value of the entity. If the fair value of the entity is below the book value of the entity, management will proceed to step two of the goodwill impairment test and measure the impairment loss.
Comment 6: Please advise the staff how you determined that your 10-Q was filed timely if was filed prior to including the auditor’s review.
This is in response to your inquiry concerning the circumstances regarding the filing of a Form 10-Q/A by Parkvale Financial Corporation as a result of its auditors, Parente Randolph, LLC (“Parente”), having not completed their SAS 100 review at the time of the initial filing of the Form 10-Q for the quarter ended December 31, 2008.

Securities and Exchange Commission
March 11, 2009

With respect to the timeliness of the filing of the Form 10-Q, we note that the filing on January 29, 2009 was made on the proper form prior to the deadline and contained all portions of the form. There was a misunderstanding between Parkvale and Parente regarding clearance of the Form 10-Q. On February 11, 2009, Parente advised us that because they had not completed their SAS 100 review of the Form 10-Q prior to its filing, Parkvale would have to file a Form 10-Q/A to report that the initial Form 10-Q was filed before Parente had completed its SAS 100 review. The Form 10-Q/A was filed on February 13, 2009, which indicated “there were no changes to the interim financial statements or to other disclosures contained in the original filing”.
While we subsequently discovered after the filing that our independent auditors had not completed their review prior to the filing as required by Rule 10-01(d) of Regulation S-X under the Securities Exchange Act of 1934, we note that there were no changes to the interim financial statements or related disclosures in the original filing upon completion of their review. We believe that the requirement to amend the filing did not make the original filing late. As a result of the above, additional controls have been put into place to prevent this from occurring with regard to future filings.
For purposes of our recent Form S-3, we note that the eligibility requirements in General Instruction 3(b) to the Form S-3 require the timely filing of all required reports “during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement.” Because the Form S-3 was filed in January 2009 prior to the filing of the December 31, 2008 Form 10-Q, the most recent Form 10-Q is not taken into account with respect to the Form S-3 eligibility.
Comment 7: Please advise the staff regarding whether the $25 million loan from PNC Financial was a part of any agreement or preconditions for the investment by the Treasury. Also, please advise the staff whether the funds from the loan would count toward the capital adequacy of either the Parkvale or its banking subsidiary.
The $25 million loan from PNC Financial was not part of an agreement or preconditions with the United States Department of the Treasury. Of the total loan proceeds, $20 million was contributed to Parkvale Bank as additional Tier 1 capital. Both of these funding sources were used to enhance capital at Parkvale Bank, with the total addition to Bank capital in December 2008 of $50 million.
Comment 8: In future filings, please disclose the natural persons who vote the shares beneficially owned by Tontine Partners and Dimensional Fund Advisors, Inc.
The natural persons at Tontine Partners and Dimensional Fund Advisors, Inc are Jeffrey L. Gendel, Principal, and Christopher Crossan, Global Chief Compliance Officer, respectively. As requested, we will disclose in future filings the identity of the natural persons who vote the shares held by unaffiliated third parties, to the extent known by us.

Securities and Exchange Commission
March 11, 2009

Comment 9 In future filings please disclose the methodology used by the committee to determine the level of each compensation element, including base salary and individual equity awards. We note that you reference a number of factors used. Please explain in specific terms how these resulted in the compensation received in 2007. Please refer to Item 402(b)(1)(v) of Regulation S-K.
In determining the amount and form of executive compensation that was paid in fiscal 2008, the Committee considered Parkvale Financial Corporation’s overall performance over a period of years rather than a guideline or formula based on any particular performance measure in a single year. Within this framework, the Committee considered, among other things, the following performance factors in making its compensation decisions in fiscal 2008: return on equity, earnings per share; fair market value of the Common Stock; and the Bank’s achievement of its annual goals related to earnings, asset quality, efficiency ratio and evaluation by regulators as to safety and soundness. The Committee’s decisions concerning the compensation of individual executive officers during fiscal 2008 were made in the context of historical practice and competitive environment, including comparisons with the compensation practices of companies of similar size and function in the financial services industry.
The compensation paid during fiscal 2008 in terms of salaries, bonuses and stock option awards were totally at the discretion of the Compensation Committee and the Board of Directors. As requested, we will disclose in future filings the methodology used by the compensation committee to determine the level of each compensation element. Please note that bonuses paid to executive officers are subject to the complete discretion of the committee and are not based on any performance objectives or metrics. The bonuses paid in January 2009 decreased from the prior year by 45% for the chief executive officer, by 40% for the chief financial officer and by 33% for the other senior vice presidents listed. In addition, none of the named executive officers have received salary increases since January 2008.
Comment 10 From disclosure at various points in your disclosure it appears that you use peer group data to determine executive compensation. Please revise your disclosure in future filings to disclose the members of any such peer groups. See Item 402(b)(2)(xiv).
As requested, we will disclose in future filings the members of any referenced peer group.
Comment 11 In future filings, discuss how the committee used any peer group data in setting compensation amounts and targets. Also, discuss the amounts ultimately paid in those elements of compensation, compared to the peer group amounts paid.

Securities and Exchange Commission
March 11, 2009

As requested, we will disclose in future filings how the committee used any peer group data to set compensation amounts and targets, as well as how the amounts paid by us compare to the amounts paid by the peer group.
Comment 12 On page 16 you disclose that the committee used targets to award executive compensation. In future filings please provide the actual targets, even where no compensation was awarded. If you determine that a performance target is confidential due to the potential for competitive harm to your company, as contemplated by instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include in your filings disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.
Please note that the committee has not set any performance targets or objectives with respect to the awarding of compensation. Page 16 of our proxy statement dated September 15, 2008 stated that the committee considers the overall performance over a period of years, “rather than a guideline or formula based on any particular performance measure in a single year.” The absence of any specific performance targets will be clarified in future filings.
In providing this response to your request for information, Parkvale Financial Corporation acknowledges that:
•	The Company is responsible for the adequacy and accuracy of this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As noted throughout the response, it is our intent to address the indicated matters in future filings with the Commission. If you have additional questions or comments concerning this response, please contact me either via phone at 412-373-4817 or e-mail to timothy.rubritz@parkvale.com.
Sincerely,
/s/ Timothy G. Rubritz

Timothy G. Rubritz
Vice President, Treasurer and Chief Financial Officer
cc: Robert J. McCarthy, Jr., President and Chief Executive Officer